DELCATH SYSTEMS, INC.

1633 Broadway, Suite 22C

New York, NY 10019

(212) 489-2100

VIA EDGAR

November 29, 2018

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, D.C. 20005

Attn:	Russell Mancuso, Esq.
Caleb French, Esq.

Re:	Delcath Systems, Inc.
Registration Statement on Form
S-3 Filed October 24, 2018
File No. 333-227970

Dear Mr. Buchmiller and Mr. Morris:

We are writing in connection with the above-captioned matter regarding Delcath Systems, Inc.’s (the “Company”) Registration Statement on Form S-3, File No. 333-227970, filed with the Commission on October 24, 2018 (the “Registration Statement”). We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated November 19, 2018 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments (in bold).

Registration Statement, page 1

1. Please tell us the status of the transaction that is the subject of your post-effective amendment filed April 20, 2018.

The transaction that would have been the subject of the post-effective amendment was to cover the remaining “pre-funded warrants” from the February 2018 offering. However, those warrants were exercised using the cashless exercise provision under Rule 144.

Incorporation by Reference, page 2

2. Please specifically incorporate by reference the documents required by Item 12(a)(3) to Form S-3. Also, revise to provide the disclosure required by Item 12(c)(2) to Form S-3.

We have revised the incorporation by reference provisions on page 2 to address both Items 12(a)(3) and 12(c)(2).

Preferred Stock, page 7

3. Please address each series of preferred stock that you have designated. Also clarify whether shares in those series are registered for sale by this registration statement.

We address the series of preferred stock which we have designated and confirm that shares of those series are not registered for sale by this registration statement.

Signatures, page I-7

4. Please revise to include the Signatures page text required by Form S-3.

We have revised the Signatures page to include the requested text.

Exhibits

5. Please file your auditor’s consent to your use in this registration statement of its report regarding your financial statements appearing in the Form 10-K that you have incorporated by reference.

The financial statements appearing in our Annual Report on Form 10-K for the year ending December 31, 2017 were updated and superceded by the financial statements included in the Current Report on Form 8-K dated October 24, 2018, which is also incorporated by reference in this registration statement. Our auditors have provided a consent to the incorporation by reference of their report regarding our financial statements appearing in the Form 8-K dated October 24, 2018.

6. We note your disclosure regarding senior and subordinated debt securities on page 8 and your disclosure regarding more than one indenture on page 10. Please file the indentures covering the debt securities to be offered in transactions registered by this registration statement.

We have clarified that we will only have one form of indenture (which will be for senior debt securities only) and have included the form as an exhibit to the S-3/A.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact our counsel, Jolie Kahn, Esq., at (516) 222-2230 if you have any questions regarding this matter.

Very truly yours,

DELCATH SYSTEMS, INC.

/s/ Jennifer Simpson

Jennifer Simpson

Chief Executive Officer